Exhibit 12 A

UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended(2)
	Mar. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2006	2005	2004	2003	2002	2001
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$18,684	$75,094	$76,762	$80,968	$80,844	$65,620	$68,678
Other Interest (1)	1,306	3,619	3,153	1,947	3,709	2,123	1,287
Interest on Capital Lease Obligations	18,547	77,899	79,098	85,912	84,080	87,801	90,559
Total Fixed Charges	38,537	156,612	159,013	168,827	168,633	155,544	160,524

Net Income	16,822	66,749	46,144	45,919	113,941	34,928	63,839

Less:
Discontinued Operations - Net of Tax	(2,669)	(6,746)	(5,483)	(5,063)	(7,472)	(12,919)	(9,926)
Accounting Change - Net of Tax	-	(626)	(626)	-	67,471	-	470
Net Income from Continuing Operations	19,491	74,121	52,253	50,982	53,942	47,847	73,295

Add (Deduct):
(Income) Losses from Equity Investees	5	(2,680)	(2,113)	(7,121)	3,051	3,047	10,748
Income Taxes	13,806	52,041	37,623	37,186	16,531	26,432	55,616
Total Fixed Charges	38,537	156,612	159,013	168,827	168,633	155,544	160,524

Total Earnings before Taxes
and Fixed Charges	$71,839	$280,094	$246,776	$249,874	$242,157	$232,870	$300,183

Ratio of Earnings to Fixed Charges	1.864	1.788	1.552	1.480	1.436	1.497	1.870

(1)  Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2)  The information previously reported has been reclassified for the discontinued operations of Global Solar, Inc.